Exhibit 99.1

Origin Agritech Limited Reports Unaudited Second Quarter Financial Results For Three Months Ended March 31, 2012

Deferred revenues increased 30.9% year-over-year excluding Jilin Changrong divestiture

BEIJING--(BUSINESS WIRE)--May 8, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin”, the “Company”, “us” or “our”) , a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2012. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal 2012, the Company generated revenues of RMB14.74 million (US$2.34 million), compared with RMB1.09 million for the three months ended March 31, 2011. Revenues generated in the second quarter were mainly a result of scrap sales. As a reminder, the majority of Origin’s revenues are recorded in the fiscal third quarter as a result of our revenue recognition policy.

Deferred revenues were RMB480.70 million (US$76.37 million) as of March 31, 2012 compared with RMB443.56 million on March 31, 2011. Deferred revenues reflect the value of Origin’s crop seeds a) after sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is primarily determined by sales incentives that Origin gives to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the fiscal 2012 third quarter ending June 30, 2012.

After the divestiture of Jilin Changrong Hi-tech Seed Company Limited (“Jilin Changrong”) in fiscal year 2011, Changchun Origin Seed Technology Development Limited (“Changchun Origin”) started operation in the same Northeastern region in fiscal year 2012. Jilin Changrong was a former subsidiary of the Company and Changchun Origin is a current subsidiary of the Company. Excluding Jilin Changrong’s deferred revenues as of March 31, 2011 and Changchun Origin’s deferred revenues and a deferred government subsidy as of March 31, 2012, deferred revenues increased 30.91% year-over-year from RMB326.38 million as of March 31, 2011 to RMB427.36 million as of March 31, 2012. This year-over-year increase in deferred revenues was mainly due to corn seed shipping volume increase during the current planting season. The table below lists the deferred revenues with and without the Jilin Changrong and Changchun Origin contributions.

Deferred Revenues, in thousands of RMB
	Deferred Revenues excluding deferred government subsidy	Deferred Revenues excluding Jilin Changrong and Changchun Origin and deferred government subsidy
As of March 31, 2011	443,560	326,379
As of March 31, 2012	455,798	427,360
Year-over-year change	2.8%	30.91%

Gross loss for the second quarter of fiscal 2012 was RMB2.95 million (US$0.47 million) compared with gross loss of RMB7.04 million in the second quarter of fiscal 2011. Negative gross margin was a result of scrap sales of some corn and rice seed products, and pesticide during the second quarter.

Total net operating expenses for the three months ended March 31, 2012 were RMB35.33 million (US$5.61 million) compared with RMB31.99 million during the same period in 2011. Selling and marketing expenses were RMB10.34 million (US$1.64 million) for the second quarter of fiscal 2012 compared with RMB7.71 million during the same period last year. The increase in selling and marketing expenses was mainly due to business expansion in corn business and increase in staff’s salary. General and administrative (“G&A”) expenses were RMB17.96 million (US$2.85 million) for the second quarter ended March 31, 2012, increased 7.0% from RMB16.78 million for the three months ended March 31, 2011. The increase in G&A expenses was largely due to increase in salary expense. Research and development (“R&D”) expenses decreased to RMB7.57 million (US$1.20 million) from RMB9.80 million during the second quarter of fiscal 2011 as certain R&D projects didn’t happen this quarter. Changes in the operating expenses were also impacted by the ongoing resources reallocation and restructuring activities across the organization.

Operating loss for the second quarter of 2012 amounted to RMB38.27 million (US$6.08 million) compared with an operating loss of RMB39.02 million for the same period in 2011.

Net loss for the second quarter of 2012 was RMB37.07 million (US$5.89 million), or RMB-1.58 (US$-0.25) per diluted share, as compared to a net loss of RMB35.13 million, or RMB-1.36 (US$-0.21) per diluted share in the same period one year ago.

BALANCE SHEET

As of March 31, 2012, cash and cash equivalents were RMB165.25 million (US$26.25 million), and shareholders' equity was RMB190.39 million (US$30.25 million). Short term borrowings were RMB41.00 million (US$6.51 million).

Advances from customers were RMB284.00 million (US$45.12 million) as of March 31, 2012 compared with RMB301.10 million on March 31, 2011. These represent advance cash receipts from customers for future orders.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC, including its annual report on Form 20-F. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except share data)

	Three Months ended March 31,
	2011		2012
	RMB	US$	RMB	US$

Revenues	1,085	165	14,736	2,339
Cost of revenues	(8,124)	(1,239)	(17,684)	(2,807)

Gross profit	(7,039)	(1,074)	(2,948)	(468)
Operating expenses:
Selling and marketing	(7,708)	(1,176)	(10,340)	(1,641)
General and administrative	(16,778)	(2,559)	(17,959)	(2,851)
Research and development	(9,797)	(1,494)	(7,567)	(1,201)
Other operating income, net	2,298	350	540	87

Total operating expenses	(31,985)	(4,879)	(35,326)	(5,606)

Loss from operations	(39,024)	(5,953)	(38,274)	(6,074)
Interest expense	(290)	(44)	(1,779)	(282)
Share of net income of equity investment	(492)	(75)	2,366	376
Interest income	197	30	839	133
Loss before income taxes	(39,609)	(6,042)	(36,848)	(5,847)
Income tax credit (expense)
Current	(2,521)	(385)	(222)	(35)
Deferred	7,001	1,068	-	-
Income tax credit (expense)	4,480	683	(222)	(35)
Net loss	(35,129)	(5,359)	(37,070)	(5,882)
Less: Net loss attributable to the non-controlling interests	(3,404)	(519)	(21)	(3)

Net loss attributable to Origin Agritech Limited	(31,725)	(4,840)	(37,049)	(5,879)
Other comprehensive income (loss)
Net loss	(35,129)	(5,359)	(37,070)	(5,882)
Foreign currency translation difference	559	72	375	60
Comprehensive loss	(34,570)	(5,287)	(36,695)	(5,822)
Less: Comprehensive loss attributable to non-controlling interests	(3,404)	(519)	(21)	(3)
Comprehensive loss attributable to Origin Agritech Limited	(31,166)	(4,768)	(36,674)	(5,819)
Net loss per share – basic	(1.36)	(0.21)	(1.58)	(0.25)

Net loss per share – diluted	(1.36)	(0.21)	(1.58)	(0.25)
Shares used in calculating basic net loss per share	23,313,970	23,313,970	23,382,812	23,382,812

Shares used in calculating diluted net loss per share	23,313,970	23,313,970	23,382,812	23,382,812

UNAUDITED CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	March 31	September 30	March 31
	2011 RMB	2011 RMB	2012 RMB	2012 US$
Assets
Current assets:
Cash and cash equivalents	230,684	129,942	165,245	26,253
Accounts receivable	12,793	6,616	10,111	1,606
Dividend Receivable	-	-	2,100	334
Due from related parties	167	5,183	-	-
Advances to suppliers	6,265	12,418	16,796	2,668
Advances to growers	10,257	78,623	17,257	2,742
Inventories	569,639	210,826	569,826	90,531
Income tax recoverable	2,745	2,155	2,138	340
Other current assets	15,831	65,055	13,606	2,162
Total current assets	848,381	510,818	797,079	126,636
Land use rights, net	20,656	33,094	31,400	4,989
Plant and equipment, net	169,230	190,094	196,819	31,269
Equity investments	24,035	20,503	21,433	3,405
Goodwill	16,665	11,973	11,973	1,902
Acquired intangible assets, net	33,581	29,232	29,507	4,688
Deferred income tax assets	20,079	3,028	3,028	481
Other assets	10,741	19,640	61,417	9,757
Total assets	1,143,368	818,382	1,152,656	183,127
Liabilities and equity
Current liabilities:
Short-term borrowings	20,000	20,000	41,000	6,514
Accounts payable	14,828	5,740	12,518	1,989
Due to growers	6,644	7,947	4,878	775
Due to related parties	4,308	1,728	3,461	550
Advances from customers	301,096	397,933	283,997	45,120
Deferred revenues	443,560	19,812	480,698	76,370
Income tax payable	44,075	39,060	39,060	6,205
Other payables and accrued expenses	30,395	40,351	39,563	6,286
Total current liabilities	864,906	532,571	905,175	143,809
Other long-term liabilities	6,247	-	-	-
Total liabilities	871,153	532,571	905,175	143,809
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,357,612, 23,382,812 and 23,382,812 shares issued and outstanding as of March 31, 2011, September 30, 2011 and March 31, 2012 respectively)	-	-	-	-
Additional paid-in capital	389,331	394,344	396,371	62,973
Retained deficit	(129,966)	(99,533)	(171,073)	(27,179)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,667)
Accumulated other comprehensive loss	(8,099)	(6,397)	(5,530)	(879)
Total Origin Agritech Limited shareholders' equity	221,889	259,037	190,391	30,248
Non-controlling interests	50,326	26,774	57,090	9,070
Total equity	272,215	285,811	247,481	39,318
Total liabilities and equity	1,143,368	818,382	1,152,656	183,127

CONTACT:
Origin Agritech Limited
James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com